Exhibit 99.2

MEDICUS PHARMA LTD. ANNOUNCES CLOSING OF US$4.0M
INITIAL PUBLIC OFFERING IN THE UNITED STATES

Toronto, Ontario & Philadelphia, PA - November 15, 2024 - Medicus Pharma Ltd (NASDAQ: MDCX, TSXV: MDCX) (the "Company") today announced the closing of its previously announced initial public offering in the United States of 970,000 units, at a price of US$4.125 per unit. Each unit consists of one common share of the Company and one warrant to purchase one common share. The warrants have an exercise price of US$4.64 per share and will expire 5 years from the date of issuance.

The common shares and the warrants commenced trading on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively, on November 14, 2024. The common shares will continue to trade on the TSX Venture Exchange ("TSXV") under the symbol "MDCX". The warrants will not trade on the TSXV.

The Company intends to use the net proceeds from the offering to fund its Phase 2 proof of concept clinical trial for treatment of basal cell carcinoma using its doxorubicin tip loaded dissolvable microarray needle skinpatch. The Company may also use the net proceeds of the offering to expand its exploratory phase 2 clinical trial to a pivotal trial and/or to expand its trials to cover other non-melanoma skin diseases. The company will use any remaining net proceeds for general corporate purposes and working capital.

Maxim Group LLC acted as the sole book-running manager for the offering and Brookline Capital Markets, a division of Arcadia Securities, LLC, acted as co-manager. In connection with the offering, the underwriter partially exercised its overallotment option and purchased an additional 145,500 warrants at $0.01 per warrant for additional gross proceeds of $1,455.

This offering will only be made by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or jurisdiction.

For further information contact:

Carolyn Bonner, President

(610) 636-0184

cbonner@medicuspharma.com

Jeremy Feffer

LifeSci Advisors

(212) 915-2568

jfeffer@lifesciadvisors.com

About Medicus Pharma Ltd:

Medicus Pharma Ltd (Nasdaq: MDCX, TSXV: MDCX) is a biotech/life sciences company focused on accelerating the clinical development programs of novel and disruptive therapeutics assets.

SkinJect Inc. a wholly owned subsidiary of Medicus Pharma Ltd, is a development stage, life sciences company focused on commercializing novel, non-invasive treatment for basal cell skin cancer using patented dissolvable microneedle patch to deliver chemotherapeutic agent to eradicate tumors cells. The Company has completed a phase 1 safety & tolerability study (SKNJCT-001) in March of 2021, which met its primary objective of safety and tolerability; the study also describes the efficacy of the investigational product D-MNA, with six (6) participants experiencing complete response on histological examination of the resected lesion. The Company submitted a Phase 2 IND clinical protocol to the FDA in January 2024 for a randomized, controlled, double-blind, multicenter clinical study (SKNJCT-003) that is expected to randomize up to 60 patients. The study is designed to evaluate the efficacy of two dose of two dose levels (100 and 200 ug) of D-MNA compared to placebo (P-MNA) in subjects with nodular BCC. Patient recruitment is currently underway in nine sites across the United States.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the Company's expected use of the net proceeds of the offering. Forward-looking statements are often but not always, identified by the use of such terms as "may", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's public filings on SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive and readers are encouraged to review the Company's long form prospectus accessible on the Company's profile on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.